SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for December

São Paulo, January 5, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), the main domestic airline in Brazil, releases preliminary air traffic figures for the month of December 2023, compared to the same period in 2022.

Highlights:

|	GOL’s load factor reached 82.7% in December, up 4.8 percentage points over last year, partially offsetting the 8.1% decrease in total supply (ASK). The focus on maintaining a high load factor highlights our commitment to an efficient operation.
|	GOL’s international demand (RPK) increased 17.0% despite the 3.8% decrease in supply (ASK), with a load factor reaching 86.8%
|	GOL’s domestic supply (ASK) and demand (RPK) decreased by 8.6% and 4.6%, while load factor increased 3.4 p.p. reaching 82.1%.
|	Cargo volume was up 47.3% this month and over 64% in the year, reaching over 116 thousand tons in 2023.

December/23 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic Figures (1)
Operating data *	Dec/23	Dec/22	% Var.	4Q23	4Q22	% Var.	2023FY	2022FY	% Var.
Total GOL
Departures	18,816	20,907	-10.0%	54,233	56,984	-4.8%	222,351	201,950	10.1%
Seats (thousand)	3,335	3,649	-8.6%	9,585	9,958	-3.7%	38,994	35,215	10.7%
ASK (million)	3,944	4,292	-8.1%	10,730	11,376	-5.7%	42,992	40,764	5.5%
RPK (million)	3,260	3,344	-2.5%	9,011	9,108	-1.1%	35,271	32,618	8.1%
Load factor	82.7%	77.9%	4.8 p.p	84.0%	80.1%	3.9 p.p	82.0%	80.0%	2.0 p.p
Pax on board (thousand)	2,683	2,810	-4.5%	7,880	7,803	1.0%	30,975	27,361	13.2%
Domestic GOL
Departures	17,857	19,849	-10.0%	51,707	54,281	-4.7%	212,437	195,232	8.8%
Seats (thousand)	3,170	3,468	-8.6%	9,150	9,491	-3.6%	37,289	34,064	9.5%
ASK (million)	3,497	3,827	-8.6%	9,678	10,177	-4.9%	38,733	37,700	2.7%
RPK (million)	2,872	3,012	-4.6%	8,110	8,201	-1.1%	31,876	30,142	5.8%
Load factor	82.1%	78.7%	3.4 p.p	83.8%	80.6%	3.2 p.p	82.3%	80.0%	2.3 p.p
Pax on board (thousand)	2,546	2,687	-5.2%	7,518	7,461	0.8%	29,646	26,443	12.1%
International GOL
Departures	959	1,058	-9.4%	2,526	2,703	-6.5%	9,914	6,718	47.6%
Seats (thousand)	165	181	-9.1%	435	467	-6.9%	1,705	1,151	48.1%
ASK (million)	447	465	-3.8%	1,052	1,200	-12.3%	4,259	3,064	39.0%
RPK (million)	388	332	17.0%	901	907	-0.7%	3,394	2,476	37.1%
Load factor	86.8%	71.4%	15.4 p.p	85.7%	75.6%	10.0 p.p	79.7%	80.8%	-1.1 p.p
Pax on board (thousand)	137	123	11.1%	362	343	5.7%	1,329	918	44.8%
On-time Departures	89.2%	76.4%	12.8 p.p	86.7%	79.0%	7.7 p.p	89.8%	89.4%	0.4 p.p
Flight Completion	99.4%	97.8%	1.6 p.p	98.6%	98.3%	0.3 p.p	98.5%	99.2%	-0.8 p.p
Cargo Ton (thousand)	12.0	8.1	47.3%	35.0	23.2	51.1%	116.6	71.4	63.2%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for December

GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the main Brazil’s airline and part of the Abra group. Since it was founded in 2001. the Company has the lowest unit cost in Latin America, democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and provides several codeshares and interline agreements to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest on-board platform with internet, movies and live TV, and Smiles the best frequent-flyer program. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13.900 highly qualified professionals focused on Safety, GOL’s #1 value. and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer